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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF APRIL 2005

                        COMMISSION FILE NUMBER: 000-50975

                        CHINA FINANCE ONLINE CO. LIMITED
                 (Translation of registrant's name into English)

                         Room 610B, 6/ F Ping'an Mansion
                             No. 23 Financial Street
                        Xicheng District, Beijing 100032
                                      China
                                (86-10) 6621-4728
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  FORM 20-F [X]             FORM 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     YES [ ]                   NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 2g3-2(b): 82-   N.A.   .
                                  ----------

                  The index of exhibits may be found at Page 2
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                        CHINA FINANCE ONLINE CO. LIMITED

                                    Form 6-K

                                Table of Contents

                                                                                PAGE
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Signature                                                                      Page 3

Press release regarding first quarter 2005 results, dated April 29, 2005       Page 4


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                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    CHINA FINANCE ONLINE CO. LIMITED


                                    By: /s/ Jun Ning
                                       -----------------------------------------
                                    Name:  Jun Ning
                                    Title: Chairman of the Board of
                                           Directors and Chief Executive Officer


Date: April 28, 2005

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             CHINA FINANCE ONLINE REPORTS FIRST QUARTER 2005 RESULTS

(Beijing, China, April 29, 2005) China Finance Online Co. Limited (Nasdaq:
JRJC), a leading Chinese online financial information and listed company data provider, today announced its financial results for the quarter ended March 31, 2005:

     * Net revenues grew by 106% compared to the same period in 2004 to US$1.93 million for the quarter.

     * Net income grew by 146% compared to the same period in 2004 to US$1.28 million for the quarter. Basic and diluted income per ADS were each US$0.06 for the quarter, basic and diluted income per share were each US$0.01 for the quarter.

     * Gross margin for the quarter was 94%, compared to 90% for the same period in 2004. Net income margin was 66% for the quarter, compared to 56% for the same period in 2004.


FINANCIAL RESULTS

For the first quarter of 2005, China Finance Online reported net revenues of US$1.93 million, an increase of 106% from US$934,000 for the same period in 2004 primarily due to continued growth in average subscription fee per subscriber, as compared to the same period in 2004. Net revenues decreased by 7% from US$2.07 million in the fourth quarter of 2004, which is mainly attributable to the negative impact of the prolonged weak Chinese stock market performance during the first quarter of 2005. Revenue from our advertising related business for the quarter contributed US$179,000, representing 9% of net revenues for the first quarter of 2005.

Gross profit increased by 117% to US$1.81 million for the first quarter of 2005 from US$837,000 for the same period in 2004 because cost of revenues decreased as a percentage of net revenues. Gross margin was 94% in the first quarter of 2005 compared with 90% for the same period in 2004 or 95% in fourth quarter of 2004.

Operating expenses for the first quarter of 2005 totalled US$721,000, an increase of 123% from US$323,000 reported for the same period in 2004. This increase is primarily the result of increases in our general and administrative expenses, and to a lesser extent, contributed from sales and marketing expenses and product development expenses. Total operating expenses were 37% of net revenues for the first quarter of 2005, compared with 35% for the same period in 2004.

o General and administrative expenses for the quarter were US$357,000, an increase of 401% from US$72,000 for the same period in 2004, which is mainly due to the purchase of a domain name and reporting and other related costs associated with our becoming a public company in the U.S. The increase of the expense, to a lesser extent is also due to the staff compensation as a result of the increased number of employees.

o Sales and marketing expenses for the quarter increased by 82% from US$124,000 for the same period in 2004 to US$226,000. This increase is largely the result of an increase in our advertising expenditures starting from the second quarter of 2004 and an increase in the number of our customer service and sales personnel to meet the increased subscription demand.

o Product development expenses for the quarter were US$58,000, an increase of 59% from US$37,000 for the same period in 2004, primarily due to increases in the salary and compensation expenses of personnel engaged in the research, development and implementation of our new products.

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As a result of the foregoing, income from operations for the first quarter of
2005 was US$1.10 million, an increase of 114% from US$514,000 for the same period in 2004 and a decrease by 24% from US$1.44 million for the previous quarter. Net income for the first quarter of 2005 was US$1.28 million, representing an increase of 146% from US$519,000 for the same period in 2004, and a decrease of 31% from US$1.85 million in the previous quarter.

Net income margin for the first quarter of 2005 was 66%, compared to 56% for the same period in 2004, and 89% in the previous quarter. The total income tax expenses for the quarter were US$160,000 compared to the US$9,000 for the same period in 2004. The difference is attributable primarily to the fact that CFO Beijing was exempted from enterprise income tax in 2004 and will be subject to 12% enterprise income tax rate in 2005. Basic income per ADS was US$0.06, and basic income per share was US$0.01 for the first quarter of 2005. Diluted income per ADS was US$0.06, and diluted income per share was US$0.01 for the first quarter of 2005.

The number of new subscribers for the first quarter of 2005 was 2,606, representing a decrease of 78% from 11,745 for the same period in 2004. Repeat subscribers for the first quarter of 2005 were 3,713, representing a decrease of 26% from 4,992 for the same period in 2004. Decreases in number of new subscribers and in number of repeat subscribers were primarily due to further weakening in China's stock markets during the first quarter of 2005.

Average subscription fee per subscriber, or ASF, for new subscribers increased by 51% to US$208 for the first quarter of 2005 from US$138 for the same period in 2004 but decreased by 27% from US$285 in the previous quarter. ASF for repeat subscribers increased by 51% to US$238 for the first quarter of 2005 from US$158 for the same period in 2004 but decreased by 20% from US$297 in the previous quarter. We believe that the decrease in our ASF quarter over quarter for both new and repeat subscribers is primarily attributable to further weakening in China's stock markets during the first quarter of 2005, which has dampened the investors' interests in more expensive and more comprehensive products.


NEW PRODUCTS AND PARTNERSHIPS

In April, we signed framework cooperation agreements with China Construction Bank (CCB), China Minsheng Banking (CMBC) and CITIC Industrial Bank (CITICIB). According to the agreements, CCB, CMBC and CITICIB will help promote and market our new service offering, Personal Finance, to their existing banking customers. Personal Finance is our new proprietary financial service package. It combines personal finance tools such as book keeping, financial report and payment alert with comprehensive real time personal wealth management product information and news. We expect to launch Personal Finance in early third quarter in 2005.

Since January 2005, we have signed more content co-branding partnerships with high-traffic Chinese Internet portals such as tom.com, china.com and 21cn.com. According to the arrangements we will embed our contents directly in our partners' finance or securities channels. We believe that these sponsorships will help our brand awareness and attract more users to our website.

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CONFERENCE CALL

China Finance Online's management team will host a conference call at 9:00PM Eastern Standard Time on April 28, 2005 (or 9:00AM on April 29, 2005 in the Beijing/HK time zone) following the announcement.

The conference call will be available on Webcast live and for replay at: http://www.chinafinanceonline.com/investor/earning_releases.asp. The call will be archived for 12 months at this website.

The dial-in details for the live conference call: U.S. toll free number +1-877-847-0047, Hong Kong toll free number +852-3006-8191, Singapore toll free number +800-852-3396; Password for all regions: 4429.

A replay of the call will be available from approximately 10:00PM Eastern Time on April 28, 2005 (or 10:00AM April 29, 2005 in the Beijing/HK time zone) to 10:00PM Eastern Time on May 12, 2005(or 10:00AM May 13, 2005 in the Beijing/HK time zone). The dial-in details for the replay: U.S. Toll Free Number +1-877-847-0047, HK Toll Free Number +852- 3006-8191, Singapore Toll Free Number 800-852-3396, Passcode: 671054.


SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, discussion of China Finance Online's strategic and operational plans, contain forward looking statements. China Finance Online may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Finance Online's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, China Finance Online's historical losses, its limited operating history, declines or disruptions in the online financial industry, the recurrence of SARS, China Finance Online's reliance on relationships with Chinese stock exchanges and raw data providers, fluctuations in quarterly operating results, failure to successfully compete against new and existing competitors, and other risks outlined in China Finance Online's filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1, as amended. China Finance Online does not undertake any obligation to update any forward-looking statement, except as required under applicable law.


ABOUT CHINA FINANCE ONLINE CO. LIMITED

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China Finance Online Co. Limited specializes in providing online financial and listed company data and information in China. Through its website, www.jrj.com, the company offers subscription-based service packages that integrate financial and listed company data and information from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software that is available by download.

For further information please contact:


Jing Wu
China Finance Online Co. Limited
Tel: (86-10) 6621-0425
Email: ir@jrj.com

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                        China Finance Online Co. Limited

                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

              (In thousands of U.S. dollars, except per share data)

                                             For the three months ended
                                    Mar. 31 2005    Mar. 31 2004     Dec. 31 2004
                                    (unaudited)      (unaudited)     (unaudited)

Gross revenues                            $1,940            $945           $2,097
Business tax                                 (15)            (11)             (23)
                                     -----------      ----------      -----------
Net revenues                               1,925             934            2,074
  Cost of revenues                          (111)            (97)            (103)
                                     -----------      ----------      -----------
Gross profit                               1,814             837            1,971

Operating expenses

  General and administrative                (357)            (72)            (172)
  Product development                        (58)            (37)             (50)
  Sales and marketing                       (226)           (124)            (245)
  Stock-based compensation                   (80)            (90)             (66)
                                     -----------      ----------      -----------
Total operating expenses                    (721)           (323)            (533)

Income from operations                     1,093             514            1,438
Interest income                              343              14              217
Other expenses, net                            -               -               (1)

Income before income taxes                 1,436             528            1,654

Income tax (expense) benefit                (160)             (9)             199
                                     -----------      ----------      -----------
Net income                                $1,276            $519           $1,853


Income attributable to
 ordinary shareholders                     1,276             519            1,853
Income per share
Basic                                       0.01            0.02             0.02
Diluted                                     0.01            0.01             0.02
Income per ADS
Basic                                       0.06            0.12             0.11
Diluted                                     0.06            0.03             0.09
Weighted average ordinary shares
Basic                                 99,329,933      22,123,600       87,940,639
Diluted                              110,899,696      74,138,013      107,832,969
Weighed average ADSs
Basic                                 19,865,987       4,424,720       17,588,128
Diluted                               22,179,939      14,827,603       21,566,594



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

                        China Finance Online Co. Limited

                      CONDENSED CONSOLIDATED BALANCE SHEET

                         (In thousands of U.S. dollars)

                                                          Mar. 31 2005     Dec. 31 2004
                                                          (unaudited)         (note)

ASSETS

Current assets:
  Cash and cash equivalents                                  71,291           70,596
  Account receivable                                              7               34
  Income tax recoverable                                          -               14
  Prepaid expenses and other current assets                     465              332
  Deferred tax assets                                           308              386
Total current assets                                         72,071           71,362
  Property and equipment, net                                   400              417
  Rental deposit                                                 43               31
  Goodwill, net                                                  51               51
Total assets                                                 72,565           71,861
                                                             ------           ------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Deferred revenue                                            2,941            3,487
  Accrued expenses and other current liabilities                 98              286
  Income tax payable                                             82                -
Total current liabilities                                     3,121            3,773
Shareholders' equity
  Ordinary shares                                                13               13
  Additional paid in capital                                 64,190           64,175
  Retained earnings                                           5,501            4,225
  Deferred stock compensation                                  (260)            (325)
Total shareholders' equity                                   69,444           68,088
Total liabilities and shareholders' equity                   72,565           71,861


Note: The information as of December 31, 2004 is derived from the audited financial statements contained in the Company's annual report on Form 20-F.

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